[redacted]

14041395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
AUG 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-218

8-00218

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **7/1/13** (mm/dd/yy) AND ENDING **6/30/14** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Protected Investors of America**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 Montgomery Street, Suite 1050
(No. and Street)

San Francisco	**California**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard J. Stecklow **415-869-5954**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Leonard J. Stecklow**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Protected Investors of America**, as of **June 30, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President & CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.
- ☑ (p) Review report on management's assertion letter regarding (k)(2)(ii) exemption
- ☑ (q) Management's assertion letter regarding (k)(2)(ii) exemption

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of SAN FRANCISCO

On 8/26/2014 before me, ROD SALVADOR, NOTARY PUBLIC,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared LEONARD STECKLOW
Name(s) of Signer(s)

☒ personally known to me

☐ (or proved to me on the basis of satisfactory evidence)

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

R. SALVADOR
Commission # 1909378
Notary Public - California
San Francisco County
My Comm. Expires Oct 19, 2014

Place Notary Seal Above

WITNESS my hand and official seal.

[signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ANNUAL AUDIT REPORT 2014

Document Date: 8/26/2014 Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: LEONARD STECKLOW
- ☐ Individual
- ☒ Corporate Officer — Title(s): PRESIDENT & CEO
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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Protected Investors of America

Annual Audit Report

June 30, 2014

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Protected Investors of America

Annual Audit Report

June 30, 2014

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Protected Investors of America

June 30, 2014

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Protected Investors of America

We have audited the accompanying financial statements of Protected Investors of America (the "Company") (a California corporation), which comprise the statement of financial condition as of June 30, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Protected Investors of America as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

E Wintter & Associates

Walnut Creek, California
August 20, 2014

Protected Investors of America

Statement of Financial Condition

As of June 30, 2014

Assets		
Cash and cash equivalents	$	236,745
Deposit with clearing broker		125,000
Certificates of deposit		451,146
Securities owned, marketable		323,843
Commissions and advisory fees receivable		1,103,447
Other receivables		13,082
Prepaid expenses		10,216
Deferred tax assets		9,426
Furniture and equipment, net of $110,856 accumulated depreciation		20,944
Total Assets	$	2,293,849
Liabilities and Stockholders' Equity		
Accounts payable and accrued expenses	$	50,395
Commissions and advisory fees payable		924,179
Income taxes payable		78,220
Accrued compensation and benefits		81,703
Deferred rent expense		11,959
Total Liabilities		1,146,456
Stockholders' Equity		
Common stock - no par value; 400,000 shares authorized; 126,757 issued and outstanding		425,573
Retained earnings		721,820
Total Stockholders' Equity		1,147,393
Total Liabilities and Stockholders' Equity	$	2,293,849

See accompanying notes to the financial statements.

Protected Investors of America

Statement of Income

For the Year Ended June 30, 2014

Revenue		
Commissions and related fees	$	3,955,708
Investment advisory fees		3,485,496
Interest and other income		362,615
Total Revenue		7,803,819
Expenses		
Commissions and advisory fees		6,019,174
Compensation and benefits		928,933
Clearing fees		203,629
Rent		98,406
Communications		19,203
Professional fees		27,150
Regulatory fees		41,863
Depreciation		2,035
Other operating expenses		130,854
Total Expenses		7,471,247
Income Before Income Taxes		332,572
Income tax provision		127,969
Net income	$	204,603

See accompanying notes to the financial statements.

Protected Investors of America

Statement of Changes in Stockholders' Equity

For the year ended June 30, 2014

	Shares of Common Stock Outstanding		Common Stock		Retained Earnings		Total
July 1, 2013	153,258	$	622,740	$	517,217	$	1,139,957
Issued	4,935		36,717		-		36,717
Redeemed	(31,436)		(233,884)		-		(233,884)
Net income			-		204,603		204,603
June 30, 2014	126,757	$	425,573	$	721,820	$	1,147,393

See accompanying notes to the financial statements.

Protected Investors of America

Statement of Cash Flows

For the Year Ended June 30, 2014

Cash Flows from Operating Activities		
Net income	$	204,603
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		2,035
Stock compensation		8,482
Unrealized gain on securities		(18,915)
Deferred rent expense		1,084
Deferred taxes		44,149
(Increase) decrease in:		
Commissions and advisory fees receivable		(133,264)
Other receivables		(1,020)
Prepaid expenses		3,205
Prepaid taxes		21,653
Increase (decrease) in:		
Income taxes payable		78,220
Accounts payable and accrued expenses		452
Commisions and advisory fees payable		120,631
Accrued compensation and benefits		(88)
Net Cash Provided by Operating Activities		331,227
Cash Flows from Investing Activities		
Purchases of furniture and equipment		(8,813)
Purchase of securities owned, marketable		(201,388)
Purchase of certificates of deposit		(575,193)
Sale of certificates of deposit		583,000
Net Cash Used by Investing Activities		(202,394)
Cash Flows from Financing Activities		
Redemption of stock		(233,884)
Purchase of stock		28,235
Net Cash Used by Financing Activities		(205,649)
Net Decrease in Cash and Cash Equivalents		(76,816)
Cash and cash equivalents at beginning of year		313,561
Cash and Cash Equivalents at End of Year	$	236,745
Non-cash Investing Transactions		
Issuance of common stock in exchange for services	$	8,482
Supplemental Data:		
Income taxes paid	$	5,600

See accompanying notes to the financial statements.

Protected Investors of America

Notes to the Financial Statements

June 30, 2014

1. Organization

Protected Investors of America (the "Company") was formed as a California corporation on November 3, 1934. The Company is a licensed securities broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company also provides advisory services and engages in the sale and management of marketable securities, mutual funds, insurance and other investment products, primarily in Northern California.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Certificates of Deposit
Certificates of deposit are reported at amortized cost and have contractual maturities ranging from four to fifty four months.

Securities Owned
Securities owned are stated at market values. Securities not readily marketable include securities for which there is no market on a securities exchange or an independent publicly quoted market, and securities which cannot be offered or sold because of restriction on the transfer of the security are carried at estimated fair value as determined by management.

Accounts Receivable
The Company reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely.

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from three to fifteen years.

Commissions and Related Fees
In accordance with industry practice, securities transactions and related commission revenues and expense are recorded on a trade date basis as the transaction occurs. The Company has entered into a contract with National Financial Services LLC ("NFS") who has agreed to act as originating broker on a fully disclosed basis for the Company's dealings with customers' securities accounts, excluding direct accounts and various custodians. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of securities transactions. The Company does have receivables and payables from and to brokers as a result of sales commissions earned on mutual funds, advisory fees and other investment programs.

Investment Advisory Fees
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

2. Significant Accounting Policies (Continued)

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are recorded at the statutory rate expected to be in effect when the taxes are paid.

3. Deposit with Clearing Organization

During 2013, the Company entered into a fully disclosed clearing agreement with NFS. Included in that contract, NFS agreed to pay the Company, a correspondent business development credit for the first four years based on the terms of the agreement. During 2014, the credit paid to the Company was $275,000, which is included in interest and other income on the accompanying statement of income. Pursuant to the agreement, there are significant penalties to be paid to NFS if the agreement is terminated.

NFS requires at least $125,000 in deposits and a minimum net capital of $350,000. At June 30, 2014, the company maintained a $125,000 deposit with NFS.

4. Furniture and Equipment

Furniture and equipment consist of the following:

Computers and equipment	$ 54,142
Furniture	24,395
Leasehold improvements	53,263
Total cost	131,800
Total accumulated depreciation	(110,856)
Net furniture and equipment	20,944

5. Postretirement Plan

The Company maintains a salary deferral and profit sharing plan consistent with provisions under section 401(k) of the Internal Revenue Tax Code. Under this plan employees may make an elective deferral to reduce their taxable gross wages or a Roth contribution with after tax wages. The Company elected to contribute $21,021 in 2014 to the 401(k) Plan. This amount is included in compensation and benefits on the accompanying statement of income.

Protected Investors of America

Notes to the Financial Statements

June 30, 2014

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $50,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined under Rule 15c3-1. At June 30, 2014, the Company's net capital was $970,766 which exceeded the requirement by $894,336.

7. Securities Owned, Marketable

Marketable securities owned consist of equity securities and are stated at fair market value with related changes in unrealized appreciation or depreciation reflected in interest and other income on the accompanying Statement of Income.

The fair value measurements topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). At June 30, 2014, marketable securities owned measured at fair value on a recurring basis were level 1 assets of $774,989.

8. Lease Commitments

The company has a non-cancellable operating lease for office space which expires in 2016. Future minimum aggregate annual payments under the leases are as follows:

2015	$ 109,958
2016	74,917
Total	$ 184,875

9. Stock Compensation

The Company awards stock at fair value to employees, advisors and the Board of Directors based on certain criteria. Management determines the fair value share price based on the total equity of the last fiscal year.

For the year ended June 30, 2014, stock awards were as follows:

- The Board of Directors was awarded 1,140 shares for attending board meetings, and $8,482 is included in board of directors' fees as a component of other operating expenses on the accompanying statement of income.

10. Risk Concentration

At June 30, 2014, the company held deposits at a financial institution which were in excess of applicable federal insurance limits by $1,308.

11. Income Taxes

The income tax expense for the year ended June 30, 2014 consisted of:

	2014
Current:	
Federal	$ 82,998
State	822
Total current	$ 83,820
Deferred:	
Federal	$ 25,720
State	18,429
Total deferred	44,149
Income tax provision	$ 127,969

Significant components of the Company's deferred tax balances as of June 30, 2014 are as follows:

	2014
Deferred income tax asset:	
Depreciation	$ (1,970)
Unrealized gain	(9,054)
Accrued compensation	14,620
Deferred rent	4,764
State credits	1,066
Total deferred income tax asset	$ 9,426
Valuation allowance	-
Net deferred income tax asset	$ 9,426

The realizations of deferred tax assets resulting from the temporary differences noted above are dependent upon the generation of sufficient taxable income in future years. At June 30, 2014, management anticipates that it is more likely than not the Company will generate sufficient taxable income in future periods to utilize all deferred tax assets, and therefore, the valuation allowance is $0.

During 2014, the company utilized $258,525 of California net operating loss carryforwards.

Temporary differences and their related tax effects shown above are based upon current estimates and assumptions and could vary significantly from actual amounts reported on tax returns subsequently filed. Accordingly, the Company may adjust the temporary differences as reported above when their tax returns are ultimately filed.

The Company files income tax returns in the U.S. federal and California jurisdictions. The Company is no longer subject to federal or California tax examinations by tax authorities for years before 2011 and 2010, respectively.

12. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

13. Subsequent Events

The Company has evaluated subsequent events through August 20, 2014, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Protected Investors of America
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2014

Net Capital		
Total stockholders' equity	$	1,147,393
Less: Non-allowable assets		
Commissions and advisory fees receivable		81,189
Other receivables		13,082
Deferred tax assets		9,426
Prepaid expenses		10,216
Furniture and equipment, net		20,944
Total non-allowable assets		134,857
Net capital before haircuts		1,012,536
Less: haircuts on securities		40,495
undue concentration		1,275
Net Capital		970,766
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $1,146,456 or $50,000, whichever is greater		76,430
Excess Net Capital	$	894,336

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of June 30, 2014)

Net Capital, as reported in Company's Part II of Form X-17A-5 as of June 30, 2014	$	960,018
Decrease in stockholders' equity		(31,970)
Decrease in non-allowable assets		43,993
Increase in undue concentration haircut		(1,275)
Net Capital Per Above Computation	$	970,766

See accompanying notes to the financial statements.

Protected Investors of America
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended June 30, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended June 30, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by Protected Investors of America (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

E Wintter + Associates

Walnut Creek, California
August 20, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended June 30, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tammy H. Cao

2. A.	General Assessment (item 2e from page 2)		$ 11,092
B.	Less payment made with SIPC-6 filed (exclude interest) 1/28/2014 Date Paid		(5,488)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 5,604
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 5,604	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Protected Investors of America, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Financial Accounting Manager
(Title)

Dated the 06 day of August, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 07/01/2013
and ending 6/30/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,803,819
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,199,595
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	120,120
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	23,468
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	11,656
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest and dividend income in investment accounts (Deductions in excess of $100,000 require documentation)	12,136
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	
Total deductions	3,366,975
2d. SIPC Net Operating Revenues	$ 4,436,844
2e. General Assessment @ .0025	$ 11,092

(to page 1, line 2.A.)

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Protected Investors of America

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Protected Investors of America (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that Protected Investors of America met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

E Wintter + Associates

Walnut Creek, California
August 20, 2014

PROTECTED INVESTORS OF AMERICA
EST. 1934

August 4, 2014

Dear Ernst Wintter and Associates,

This letter is to attest to the fact that Protected Investors of America (PIA) claims a K(2)(ii) exemption under SEC Rule 15c3-3.

For the year ending June 30, 2014 we have noted no exceptions.

Sincerely,

Sonya Dreizler Schinske

Chief Operating Officer

Eric Smith

Chief Compliance Officer

235 Montgomery St., Suite 1050 • San Francisco, California 94104 • (415) 398-4363 Fax (415) 398-6789

www.protectedinvestors.com • Member FINRA/SIPC